UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Flowers Foods, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying Statements of Net Assets Available For Benefits and the related Statement of Changes in Net Assets Available For Benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 1 to the financial statements, the Tasty Baking Company 401(k) and Company Funded Retirement Plan merged into the Plan effective December 31, 2012.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 7, 2013

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments, at fair value
Mutual funds	$232,704,407	$186,175,897
Flowers Foods, Inc. Common Stock Fund	44,468,487	35,374,566
Collective investment trust	34,175,719	33,705,479

Total investments, at fair value	311,348,613	255,255,942

Receivables
Employer contributions	437,211	323,819
Participant contributions	382,138	290,577
Notes receivable from participants	14,947,319	13,022,849
Receivable for Tasty Plan	37,600,485	—

Total receivables	53,367,153	13,637,245

Net assets reflecting investments, at fair value	364,715,766	268,893,187
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(1,022,232)	(1,109,278)

Net assets available for benefits	$363,693,534	$267,783,909

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2012

2012
Additions to net assets attributed to
Investment income:
Dividends	$7,283,735
Net appreciation in fair value of investments	31,881,181

Total investment income	39,164,916

Interest income on notes receivable from participants	682,282

Contributions:
Employer	20,266,490
Participants	19,290,892
Rollovers	494,865

Total contributions	40,052,247

Tasty Plan assets transferred in	37,600,485

Total additions	117,499,930

Deductions from net assets attributed to
Benefit payments	(21,543,040)
Administrative expenses	(47,265)

Total deductions	(21,590,305)

Net increase in net assets	95,909,625
Net assets available for benefits at beginning of year	267,783,909

Net assets available for benefits at end of year	$363,693,534

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Transfer of assets from the Tasty Baking Company 401(k) and Company Funded Retirement Plan (the “Tasty Plan”)

The Plan Sponsor elected to merge the Tasty Plan into the Plan effective on December 31, 2012, and the merger was effected on that date. Tasty Plan assets in the amount of $37,600,485 were recorded as amounts receivable from the Tasty Plan merger as presented on the statements of net assets available for benefits. The former participants of the Tasty Plan became participants of the Plan and have full rights and privileges thereof, as provided in the Plan documents.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Putnam Fiduciary Trust Company (“Putnam”) is the trustee and custodian of the Plan.

Eligibility for Participation

Employees are eligible to participate in the Plan starting with the first pay period following a 90-day waiting period from the date of hire. Thirty days following the completion of the 90-day waiting period, employees are automatically enrolled in the Plan with a 3% employee contribution rate. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 6%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage they can change the initial automatic contribution percentage. These changes can be made at anytime, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date. A basic contribution is made by the Company whether or not the employee makes employee contributions to the Plan.

Contributions

Allowable employee contributions can be up to 100% of the participant’s available pay, up to the IRS maximum amount of $17,000. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company provides matching contributions which generally are equal to 50% of the participant’s elective contributions, limited to contributions on 6% of pay, and provides basic contributions for eligible employees of the Company as described within the Plan documents.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and distributions to terminated participants are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a collective trust. The statements of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned; related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the Balance Sheet and instruments and transactions subject to an agreement similar to a master netting arrangement to enable users of their financial statements to understand the effects of offsetting and related arrangements on their financial position. In January 2013, the FASB issued ASU 2013-01 which limited the scope of this guidance to derivatives; repurchase type agreements and securities borrowing and lending transactions. The guidance from these updates was effective for our fiscal year beginning January 1, 2013. There are no assets or liabilities subject to offsetting. Accordingly, no additional disclosures were required upon adoption of these ASUs.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The adoption of this update did not have a material impact on the Plan’s financial statements.

3.	Plan Amendments

On January 19, 2011, the Plan was amended to revise certain provisions of the Plan in order to meet the preconditions of the Internal Revenue Service for the issuance of a favorable determination letter on the Plan.

On August 19, 2011, the Plan was amended to provide for the merger with and into the Plan of the BKB Plan. The assets of the BKB Plan were transferred into the Plan on November 1, 2011.

On December 27, 2011, the Plan was amended to provide for certain additional Company contributions for employees who were participants of the Tasty Baking Company 401(k) Plan (“Tasty Plan”). Employees who were eligible under the Tasty Plan were eligible to participate in the Plan effective January 1, 2012.

On December 27, 2011, the Plan was amended to revise the provisions relating to required minimum distributions.

On December 10, 2012, the Plan was amended to provide for the merger with and into the Plan of the Tasty Plan. The merger was effective as of December 31, 2012. The $37,600,485 in assets of the Tasty Plan were transferred into the Plan on January 2, 2013.

4.	Investments

The following table presents investments that represent 5% or more of the Plan’s Net Assets Available for Benefits at December 31, 2012 and 2011:

	December 31,
	2012	2011
Dodge & Cox Stock Fund; 405,049 and 390,352 shares, respectively	$49,375,514	$39,675,418
Pimco Total Return Fund; 4,379,811 and 3,737,147 shares, respectively	49,229,104	40,622,789
Flowers Foods, Inc. Common Stock Fund; 1,881,866 and 1,832,879 shares, respectively	44,468,487	35,374,566
George Putnam Balanced A; 3,296,731 and 2,774,069 shares, respectively	43,945,421	33,427,533
Wells Fargo Advantage Endeavor Select Fund; 0 and 3,532,363 shares, respectively	—	33,204,215
Harbor Capital Appreciation Inv; 925,577 and 0 shares, respectively	38,837,226	—
Putnam Stable Value Fund, at contract value; 33,153,487 and 32,596,201 shares, respectively	33,153,487	32,596,201
American Europacific Growth Fund; 517,392 and 476,743 shares, respectively	21,326,914	16,762,284

Net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2012 was as follows:

Flowers Foods, Inc. Common Stock Fund	$8,008,012

Mutual funds:
Growth objective	5,188,329
Asset allocation objective	5,468,138
Value objective	11,897,565
Income objective	1,319,137

Mutual funds	23,873,169

Total	$31,881,181

5.	Investment in Flowers Foods, Inc. Common Stock Fund

The Plan held investments in the Company at December 31, 2012 as shown in the following table:

	2012	2011
Number of common shares held	1,881,866	1,839,140
Market value of common shares held	$43,791,015	$34,906,877
Common shares as a percentage of the fair value of the Plan’s total investments	14.06%	13.68%
Common shares as a percentage of Flowers Foods, Inc.	1.36%	1.35%
Cash held	$677,472	$467,689

With regard to the Flowers Foods, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in the fund option. As of December 31, 2012 there were approximately 1,881,866 units outstanding with a market value of approximately $23.63 per unit, respectively, related to the Flowers Foods, Inc. Common Stock Fund.

6.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. Common Stock Fund — Valued at the closing price reported on the active market on which the security is traded plus any cash held by the fund and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trust — The investments include a stable value fund. The fair values of participation units held in the stable value fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust and, as described above, is included in Level 2 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$43,123,734	$—	$—	$43,123,734
Asset allocation objective	47,030,634	—	—	47,030,634
Value objective	93,320,935	—	—	93,320,935
Income objective	49,229,104	—	—	49,229,104

Total mutual funds	232,704,407	—	—	232,704,407

Flowers Foods, Inc. Common Stock Fund	44,468,487	—	—	44,468,487

Collective investment trust
Capital preservation	—	34,175,719	—	34,175,719

Total collective investment trust	—	34,175,719	—	34,175,719

Total investments at fair value	$277,172,894	$34,175,719	$—	$311,348,613

	Fair Value Measurements at December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$36,150,198	$—	$—	$36,150,198
Asset allocation objective	36,299,959	—	—	36,299,959
Value objective	73,102,951	—	—	73,102,951
Income objective	40,622,789	—	—	40,622,789

Total mutual funds	186,175,897	—	—	186,175,897

Flowers Foods, Inc. Common Stock Fund	35,374, 566	—	—	35,374,566

Collective investment trust
Capital preservation	—	33,705,479	—	33,705,479

Total collective investment trust	—	33,705,479	—	33,705,479

Total investments at fair value	$221,550,463	$33,705,479	$—	$255,255,942

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

As of December 31, 2012

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	33,153,487	N/A	Daily	7-30 days

As of December 31, 2011

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	32,596,201	N/A	Daily	7-30 days

7.	Related Party Transactions

Certain Plan investments are shares of a collective investment trust and mutual funds managed by Putnam, and shares of Flowers Foods, Inc. Common Stock Fund. At December 31, 2012 and 2011, the Plan held 1,881,866 shares and 1,832,879 shares of Flowers Foods, Inc. Common Stock Fund with a market value of $44,468,487 and $35,374,566, respectively. Putnam is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

9.	Forfeitures

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $76,211 and $172,199, respectively. These accounts will be used to reduce future Company contributions. Also, during 2012 Company contributions were reduced by $446,693 from forfeited nonvested accounts.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 20, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012 EIN No. 58-2582379 / Plan Number 004

(a) Party in Interest	(b) Identity of issue or borrower	(c)Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Stable Value Fund	Collective Investment Trust at contract value; 33,153,487 shares		$33,153,487

	Dodge & Cox Stock Fund	Mutual Fund; 405,049 shares		49,375,514
	Pimco Total Return Fund	Mutual Fund; 4,379,811 shares		49,229,104
*	George Putnam Balanced A	Mutual Fund; 3,296,731 shares		43,945,421
	Harbor Capital Appreciation Inv	Mutual Fund; 925,577 shares		38,837,226
	American Europacific Growth Fund	Mutual Fund; 517,392 shares		21,326,914
	Vanguard Institutional Index Fund	Mutual Fund; 119,088 shares		15,543,401
	Columbia Alcorn Fund	Mutual Fund; 333,672 shares		10,160,319
	William Blair Small Cap Value I	Mutual Fund; 308,826 shares		4,286,508

				232,704,407

*	Flowers Foods, Inc. Common Stock Fund	Common Stock Fund; 1,881,866 shares		44,468,487

*	Notes receivable from participants	Notes, with interest rates between 4.25% and 11.50%; maturity ranges from January 2013 to October 2022		14,947,319

				$325,273,700

*	Parties-in-Interest (See Note 7)
**	Cost information not required for participant-directed accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 7, 2013	By:	/s/ Donald A. Thriffiley, Jr.
Donald A. Thriffiley, Jr.
Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.       Consent of PricewaterhouseCoopers LLP